Exhibit 99.1

**** IMPORTANT REMINDER ****

September 8, 2015

Dear NUVO Shareholder:

By now, you should have received your proxy material for the Special Meeting of NUVO Bank & Trust Company to be held on September 30, 2015. Our records indicate you have not yet voted your shares at the time of the mailing of this reminder letter.

Each shareholder’s vote is extremely important because the proposal to approve the Merger Agreement and the Merger requires the favorable vote of two-thirds of all outstanding shares to be approved. Your Board of Directors recommends that you vote FOR all proposals. Not voting on the proposal to approve the Merger Agreement and the Merger, or abstaining from voting, has the same effect as a vote against that proposal.

PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or on the Internet. Instructions on how to vote your shares by telephone or on the Internet are provided on the proxy card enclosed with this letter. Alternatively, you may sign and return the enclosed proxy card in the envelope provided.

YOUR VOTE IS IMPORTANT

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

If you sign and return the enclosed proxy card without indicating a different choice, your shares will be voted FOR the proposal to approve the Merger Agreement and the Merger, as well as the other proposals, as recommended by your Board of Directors. Important information about the Merger Agreement and the Merger is contained in the proxy statement/prospectus dated August 17, 2015 which was previously mailed to you and which we urge you to read.

If you have any questions, need another copy of the proxy statement/prospectus or if you need assistance voting, please call Morrow & Co., LLC, our proxy solicitor, toll-free at 1-800-206-5879.

Thank you for your investment in NUVO Bank & Trust Company and for taking the time to vote your shares.

Sincerely,

Donald R. Chase	M. Dale Janes
Chairman	Chief Executive Officer

[Please see the important message on the reverse side.]

Additional Information and Where you Can Find It

In connection with the proposed Merger, Merchants Bancshares, Inc. has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that contains the proxy statement/prospectus dated August 17, 2015 describing the Merger Agreement and the proposed Merger, as well as other important documents. We urge you to read them because they contain important information about the Merger and the parties to the transaction. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Merchants with the SEC at the SEC’s website at www.sec.gov. You may also obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Merchants, on its website, at www.mbvt.com.

Copies of the proxy statement/prospectus can be obtained without charge by directing a request to Merchants Bancshares, Inc., 275 Kennedy Drive, South Burlington, VT 05402, Attention: Investor Relations, (802) 865-1807.

Participants in the Transaction

Participants in the transaction include Merchants Bancshares, Inc., Merchants Bank, NUVO Bank & Trust Company and their respective directors, executive officers and certain other members of management and employees. Information about them is contained in the proxy statement/prospectus and in Merchants’ Registration Statement on Form S-4.